SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               20 April, 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 20 April, 2007 re: Directorate Change




53/07

                                                                20th April 2007



LLOYDS TSB GROUP APPOINTS NEW NON-EXECUTIVE DIRECTOR

The board is pleased to announce the appointment of Philip Green as a non-executive director of Lloyds TSB Group plc from 10th May, 2007.

Philip Green brings many years of valuable experience to Lloyds TSB Group. He is Chief Executive of United Utilities plc and was formerly Chief Executive of Royal P & O Nedlloyd NV and Chief Operating Officer of Reuters Group plc.

Sir Victor Blank, Chairman of Lloyds TSB Group, said: "We are delighted to welcome Philip Green. He is highly experienced and will be a great addition to our board."



                                    - ends -



(Biographical details are attached.)



Note to comply with LR 9.6.13R of the UK Listing Authority's listing rules. The company confirms that Mr. Green has held directorships in publicly quoted companies during the past five years as stated above and the only matter to be disclosed under LR 9.6.13R (2) to (6) of the listing rules in relation to Mr. Green is that he was a director of Coloroll Group plc from 1985 to 1990. Coloroll went into receivership in June 1990 and subsequently into liquidation in October 1990. Mr. Green was a trustee of the Coloroll Directors' Retirement Benefits Scheme from 1987 to 1991. In March 1994, the Pensions Ombudsman upheld complaints of maladministration and breach of trust against the trustees relating to the transfer in 1989 of a property owned by Coloroll's chairman to the pension scheme. Neither the Ombudsman nor any of the Ombudsman's representatives discussed the matter with Mr. Green and no action has been taken.





LLOYDS TSB GROUP APPOINTS NEW NON EXECUTIVE DIRECTOR CONTD ... /2






For further information:

Investor Relations                                          +44 (0) 20 7356 2167

Michael Oliver

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk
Media

Mary Walsh                                                  +44 (0) 20 7356 2121

Director of Corporate Relations

E-mail: mary.walsh@lloydstsb.co.uk




                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.




                         Mr. Philip Nevill Green

                          Biographical details:



2006 to date  Chief Executive, United Utilities plc

2003 - 2006   Chief Executive, Royal P & O Nedlloyd NV

2001 - 2003   Chief Operating Officer, Reuters Group plc

1999 - 2001   Chief Executive Officer, Trading Solutions Division,
              Reuters Group plc

1994 - 1999   Chief Operating Officer, Europe and Africa, DHL Worldwide
              Network NV/SA

1990 - 1994   Regional Director, Northern Europe & Anglophone Africa, DHL
              Worldwide Network NV/SA

1989 -1990    Group Managing Director, Coloroll Group plc

1985 - 1989   Group Development Director, Coloroll Group plc

1980 - 1985   Managing Director, Home Furnishing Division, Coloroll Group plc

1977 - 1980   Vice President, Marketing, Crayonne (USA) Inc





BA (Hons), Economics and Politics - University of Wales

MBA - London Business School





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:   20 April, 2007